Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Public Storage, for the registration of common and preferred shares of beneficial interest, depositary shares, warrants, units and guarantees, and Public Storage Operating Company, for the registration of debt securities, and to the incorporation by reference therein of our reports dated February 20, 2024, with respect to the consolidated financial statements and schedule of Public Storage, and the effectiveness of internal control over financial reporting of Public Storage, included in its Annual Report (Form 10-K) for the year ended December 31, 2023, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Los Angeles, California

December 2, 2024